ICON plc
South County Business Park
 Leopardstown, Dublin 18, Ireland

June 16, 2016

Craig Arakawa
 Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
 Washington, D.C.  20549

VIA EDGAR

Re:	ICON plc − Form 20-F for the Fiscal Year Ended December 31, 2015

Dear Mr Arakawa:

ICON plc (the ‘Company’) is in receipt of your letter dated June 8, 2016 (the ‘Comment Letter’) setting forth the comments of the staff (the ‘Staff’) of the Securities and Exchange Commission (the ‘Commission’) relating to the Form 20-F for the fiscal year ended December 31, 2015 (File no. 333-08704) filed by the Company with the Commission (the ‘Annual Statement’) on March 23, 2016.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Item 19.  Financial Statements and Exhibits
Exhibits of ICON plc and subsidiaries, page 80

1.
We note your disclosure that the consent of KPMG, Independent Registered Public Accounting Firm is filed herewith.  However the consent is not included as Exhibit 23.1.  Please amend your filing to include the consent of KPMG.

RESPONSE:
We acknowledge the Staff’s comment and  have filed with the Commission on June 16, 2016 an amendment to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed on March 23, 2016, solely to include Exhibit 23.1 Consent of KPMG, Independent Registered Public Accounting Firm, as this consent was inadvertently omitted in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed on March 23, 2016.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I have also included the Form 20-F/A (Amendment No. 1) as an Appendix to this letter for your convenience.

I believe that I have fully responded to your comment.  However, if you have any questions about my response to your comment or require further explanation, please do not hesitate to call me at (011)-353-1-291-2000.

Sincerely,

ICON plc

By: /s/Brendan Brennan
Brendan Brennan
Chief Financial Officer

Encl: Form 20-F/A (Amendment No. 1) filed with the Commission on June 16, 2016.

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________
FORM 20-F/A
(Amendment No. 1)
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2015
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
__________________________
Commission File Number: 333-08704
ICON PUBLIC LIMITED COMPANY
__________________________
(Exact name of Registrant as Specified in its Charter)
       ICON PUBLIC LIMITED COMPANY
(Translation of Registrant’s name into English)
                                        Ireland
(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND
_____________________ __________________
(Address of principal executive offices)

Brendan Brennan, Chief Financial Officer
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
___________________________________
(Name, telephone number, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                Title of each class Name of exchange on which registered
ORDINARY SHARES, PAR VALUE €0.06 EACH                                                                                                                                       NASDAQ GLOBAL SELECT MARKET
Securities registered or to be registered pursuant to section 12(g) of the Act:
     Title of each class
NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,958,912 Ordinary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as determined in Rule 405 of the Securities Act. Yes X     No__
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __    No X
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X     No__
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months: Yes X     No__
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer.
Large accelerated filer X  Accelerated filer __ Non-accelerated filer __
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP X  International Financial Reporting Standards as issued __ Other __
                                         by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18__
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes __    No X

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 originally filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2016 (the “2015 Form 20-F”) is being filed solely to include Exhibit 23.1 Consent of KPMG, Independent Registered Public Accounting Firm, as this consent was inadvertantly omitted in the 2015 Form 20-F. The inclusion of this consent is the only change to the 2015 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2015 Form 20-F on March 23, 2016. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes Oxley Act of 2002 as exhibits to this Amendment No. 1.

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).

12.1*	Section 302 certifications.

12.2**	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F) (File No. 333-08704) filed on March 23, 2016).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm
101.1**	Interactive Data Files (XBRL – Related Documents)

*	Filed herewith
**	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Dated: June 16, 2016
Brendan Brennan
Chief Financial Officer

Exhibit 12.1

Certification of Chief Financial Officer
Pursuant to Section 302 of
the Sarbanes-Oxley Act of 2002

I, Brendan Brennan, certify that:

1. I have reviewed this Amendment No. 1 to annual report on Form 20-F of ICON plc (“the registrant”).

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June 16, 2016

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

Certification of Chief Executive Officer
Pursuant to Section 302 of
 the Sarbanes-Oxley Act of 2002
I, Ciaran Murray, certify that:

1. I have reviewed this Amendment No. 1 to annual report on Form 20-F of ICON plc (“the registrant”).

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: June 16, 2016

/s/ Ciaran Murray
Ciaran Murray
Chief Executive Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ICON plc

Dear Sirs:

We consent to the incorporation by reference in the registration statements (Nos. 333-204153 and 333-190068) each on Form S-8 of ICON plc of our reports dated March 23, 2016, with respect to the consolidated balance sheets of ICON plc as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 20-F of ICON plc.

/s/ KPMG

KPMG

Dublin, Ireland

March 23, 2016